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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               ELCOR CORPORATION
             (Exact Name of Registrant as specified in its Charter)

             Delaware                                     75-1217920
(State of incorporation or organization)               (I.R.S. Employer
                                                       Identification No.)

14643 Dallas Parkway, Wellington Centre,                 75240-8817
Suite 1000, Dallas, Texas                                 (Zip Code)
(Address of principal executive offices)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), please check the following box.    [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), please check the following box.    [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                         Name of each Exchange on Which
to be so Registered                         Each Class is to be Registered
-------------------                         ------------------------------

Series A Participating Preferred               New York Stock Exchange
Stock Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)
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Item 1.   Description of Securities to be Registered.

          On May 26, 1998, the Board of Directors of Elcor Corporation (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") to shareholders of record at the close of business on July 8, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of cumulative preferred stock of the Company designated Series A Participating Preferred Stock (the "Preferred Stock"), at a price of $165 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agent").

          The Rights replace the preferred stock purchase rights (the "Old Rights") issued pursuant to a Rights Agreement dated as of June 28, 1988, as amended and restated as of January 29, 1991, between the Company and NCNB Texas National Bank (as successor to First RepublicBank Dallas, N.A., as Rights Agent (the "Old Rights Agreement"). The Old Rights Agreement and the Old Rights are scheduled to expire at the close of business on July 8, 1998 pursuant to the terms thereof.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          Certain institutional investors will not be deemed to be the beneficial owner of shares of Common Stock held by them for the benefit of third parties or in customer accounts so long as (a) the Board of Directors of the Company shall not have determined that such shares were acquired by or are held by such institutional investor with the purpose or effect of changing or influencing control of the Company or evading certain securities law reporting requirements and (b) such shares, together with all other shares of Common Stock beneficially owned by such institutional investor and its affiliates and associates, shall not exceed 20% of the outstanding shares of Common Stock.
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          The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 8, 2008, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a Person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of an event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          For example, at an exercise price of $165 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $330 of then-current market value of Common Stock (or other consideration, as noted above) for $165. Assuming that the Common Stock had a per share value of $33 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $165.

          In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation or merger in which all or part of the outstanding shares of Common Stock of the Company are changed into or exchanged for other securities or property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."
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          The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to (ii) immediately above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding Common Stock of the Company, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any such Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

          The Company may, at any time prior to such time as any Person becomes an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above or in the event that the Rights are redeemed.

          The provisions of the Rights Agreement may be amended by the Board of Directors at any time without the consent of the holders of the Rights; provided, however, that from and after such time as any Person becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of the Rights.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K dated
May 26, 1998.  A
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copy of the Rights Agreement will be available free of charge from the Company.
This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

          As of May 22, 1998, there were 13,286,625 shares of Common Stock outstanding and 840,011 shares of Common Stock reserved for issuance under the Company's stock plans. Each share of Common Stock outstanding on July 8, 1998 will receive one Right. As long as the Rights are attached to the Common Stock, the Registrant will issue one right with each share of Common Stock it issues. 150,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. In general, the Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors generally may, at its option, redeem at any time prior to the time a Person becomes an Acquiring Person all, but not less than all, the then outstanding Rights at the redemption price.

Item 2.   Exhibits

Exhibit No.      Description
-----------      -----------
(1)              Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the Year Ended June 30, 1994).

(2)              Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3 to the Company's
                 Annual Report on Form 10-K for the Year Ended June 30, 1991 and to Exhibit 3.2 to the Company's
                 Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1988 originally filed with the
                 Securities and Exchange Commission on February 11, 1989 (File No. 1-5341)).

(3)              Form of Rights Agreement dated as of July 7, 1998, between the Company and ChaseMellon Shareholder
                 Services, L.L.C., as Rights Agent, which includes as Exhibits B and C thereto the Form of Rights
                 Certificate and the Summary of Rights to Purchase Preferred Stock, respectively (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
                 Form 8-K dated May 26, 1998).

(4)              Press Release dated May 26, 1998.

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ELCOR CORPORATION (Registrant)


                                             By:  /s/ DAVID G. SISLER
                                                --------------------------------
                                             Name: David G. Sisler
                                                   -----------------------------
                                             Title: Vice President, General
                                                    Counsel and Secretary
                                                    ----------------------------

Date:  May 29, 1998

                                 EXHIBIT INDEX

Exhibit No.                                        Description
-----------                                        -----------
(1)              Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the Year Ended June 30, 1994).

(2)              Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3 to the Company's
                 Annual Report on Form 10-K for the Year Ended June 30, 1991 and to Exhibit 3.2 to the Company's
                 Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1988 originally filed with the
                 Securities and Exchange Commission on February 11, 1989 (File No. 1-5341)).

(3)              Form of Rights Agreement dated as of July 7, 1998, between the Company and ChaseMellon Shareholder
                 Services, L.L.C., as Rights Agent, which includes as Exhibits B and C thereto the Form of Rights
                 Certificate and the Summary of Rights to Purchase Preferred Stock, respectively (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
                 Form 8-K dated May 26, 1998).

(4)              Press Release dated May 26, 1998.